# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AGRIFORCE GROWING SYSTEMS LTD., CIK 0001826397
CUSIP: C00948304
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 800-525 West 8th Avenue, Vancouver, BC, British Columbia Canada (A1), V5Z1C6
Date of event which requires filing of this statement: 11/05/2025
Filed by CIK 0002094175
Persons authorized to receive notices and communications: Yechuan Zhang, 315 Park Avenue South, 4th Floor, New York, New York (NY), 10010, 646-588-8629

## Reporting persons
- Zhang Yechuan (CIK 0002094175): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: affiliate funds (AF); sole voting power 9,245,081; shared voting power 0; sole dispositive power 9,245,081; shared dispositive power 0; aggregate amount beneficially owned 9,245,081 (9.9% of the class)
  Comment: See Item 5 for additional information.
- Hivemind Capital Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 9,245,081; shared voting power 0; sole dispositive power 9,245,081; shared dispositive power 0; aggregate amount beneficially owned 9,245,081 (9.9% of the class)
  Comment: See Item 5 for additional information.
- Hivemind Validation QOZ GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 9,245,081; shared voting power 0; sole dispositive power 9,245,081; shared dispositive power 0; aggregate amount beneficially owned 9,245,081 (9.9% of the class)
  Comment: See Item 5 for additional information.
- Hivemind Validation Master Fund LP (CIK 0001907393): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 9,245,081; shared voting power 0; sole dispositive power 9,245,081; shared dispositive power 0; aggregate amount beneficially owned 9,245,081 (9.9% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: AGRIFORCE GROWING SYSTEMS LTD.
Address of issuer's principal executive offices: 800-525 West 8th Avenue, Vancouver, BC, British Columbia Canada (A1), V5Z1C6
Comment: The securities to which this Schedule 13D (the "Schedule 13D") relates are common shares, no par value (the "Common Shares"), of AgriForce Growing Systems, Ltd. (the "Issuer"). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: Yechuan Zhang ("Mr. Zhang"), Hivemind Capital Partners, LLC, a Delaware limited liability company ("Capital Partners"), Hivemind Validation QOZ GP LLC, a Delaware limited liability company ("GP"), and Hivemind Validation Master Fund LP, a Cayman Islands exempted limited partnership ("Master Fund" and together with Mr. Zhang, Capital Partners and GP, the "Reporting Persons").
Residence or business address: The business residence of the Reporting Persons is 315 Park Avenue South, 4th Floor, New York, NY 10010.
Present principal occupation or employment: Mr. Zhang's present principal occupation and employment is the managing partner of Capital Partners. Mr. Zhang also serves as the Chairman of the board of directors (the "Board") of the Issuer. Capital Partners is the investment manager of Master Fund. GP is the general partner of Master Fund. Mr. Zhang, as the managing partner of Capital Partners, exercises voting and dispositive power over all securities of the Issuer held by Master Fund. The principal business of Capital Partners, GP and Master Fund is investing in securities.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Zhang is a British citizen. Capital Partners is a limited liability company organized under the laws of the state of Delaware. GP is a limited liability company organized under the laws of the state of Delaware. Master Fund is an exempted limited partnership organized under the laws of the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2 and Item 5 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

On September 22, 2025, the Issuer entered into "cash/stablecoin" subscription agreements (each a "Cash/Stablecoin Subscription Agreement") and "AVAX" subscription agreements (each an "AVAX Subscription Agreement" and together with the Cash/Stablecoin Subscription Agreement, the "Subscription Agreements") with certain institutional and accredited investors, including Master Fund, pursuant to which the Issuer, subject to the restrictions and upon satisfaction of the conditions therein, agreed to sell Common Shares to the investors in one or more private placement transactions (the "PIPE Transaction"). On November 5, 2025, upon the satisfaction of all conditions contained in the Subscription Agreements, the PIPE Transaction closed, pursuant to which the Issuer sold 9,245,081 Common Shares to Master Fund in exchange for $17 million in cash and $4.8 million in the native cryptocurrency of the Avalanche Network referred to as AVAX tokens, equating to a per Common Share purchase price of approximately $2.36.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure set forth above in Item 3 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

On November 5, 2025, the Board appointed Mr. Zhang to the Board to fill the vacancies created by the resignation of certain directors until the Issuer's 2026 annual general meeting of shareholders or until a successor has been elected and qualified. Mr. Zhang was also appointed as the Chairman of the Board.

Mr. Zhang has an ownership interest in Capital Partners, which serves as the Issuer's asset manager pursuant to an asset management agreement (the "Asset Management Agreement"), dated September 18, 2025, by and between the Issuer and Capital Partners. Pursuant to the Asset Management Agreement, Capital Partners provides discretionary asset management services with respect to the Issuer's assets, in connection with any of the Issuer's digital asset strategies, in exchange for an annual management fee equal to one and one-quarter percent (1.25%) of the Account Size (as defined therein).

As the Chairman of the Issuer, Mr. Zhang may be able to significantly influence the Issuer's business and influence the corporate activities of the Issuer and expects in the future to discuss and make decisions in the ordinary course of his duties regarding plans or proposals with respect to the transactions described in clauses (a) through (j) of this Item 4. Additionally, as significant holders of Common Shares, Mr. Zhang, Capital Partners, GP and Master Fund may be able to significantly influence the Issuer's business and influence the corporate activities of the Issuer, including the transactions described in clauses (a) through (j) of this Item 4.

Except for the disclosure set forth above in Item 3 and this Item 4, the Reporting Persons do not at the present time have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Shares and/or retain and/or sell all or a portion of the Common Shares held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute Common Shares to be acquired or held by the Reporting Persons to other entities. Any actions the Reporting Persons might undertake will be dependent upon the review of numerous factors, including, among other things, the price levels of the Common Shares, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the Reporting Persons' need for liquidity, and other future developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2 and Item 3 of the Schedule 13D are hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Zhang, Capital Partners, GP and Master Fund may be deemed to be the beneficial owners of an aggregate of 9,245,081 Common Shares, all of which Mr. Zhang, Capital Partners, GP and Master Fund have sole voting and dispositive power. The holdings of Mr. Zhang, Capital Partners, GP and Master Fund represent an aggregate of approximately 9.9% of the Issuer's outstanding Common Shares (based on 93,112,148 Common Shares reported as issued and outstanding directly by the Issuer to the Reporting Persons).

As of November 5, 2025, Mr. Zhang, Capital Partners, GP and Master Fund may be deemed to be the beneficial owners of an aggregate of 9,245,081 Common Shares, all of which Mr. Zhang, Capital Partners, GP and Master Fund have sole voting and dispositive power. The holdings of Mr. Zhang, Capital Partners, GP and Master Fund represent an aggregate of approximately 9.9% of the Issuer's outstanding Common Shares (based on 93,112,148 Common Shares reported as issued and outstanding directly by the Issuer to the Reporting Persons).

Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein. This Schedule 13D shall not be deemed an admission that any Reporting Person is a member of a group for purposes of Section 13(d) of the Exchange Act or the rules thereunder.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, Mr. Zhang, Capital Partners, GP and Master Fund may be deemed to be the beneficial owners of an aggregate of 9,245,081 Common Shares, all of which Mr. Zhang, Capital Partners, GP and Master Fund have the sole voting and dispositive power.

As of November 5, 2025, Mr. Zhang, Capital Partners, GP and Master Fund may be deemed to be the beneficial owners of an aggregate of 9,245,081 Common Shares, all of which Mr. Zhang, Capital Partners, GP and Master Fund have the sole voting and dispositive power.
Transactions in the class effected during the past sixty days:
Except for the PIPE Transaction, there were no other transactions by the Reporting Persons in Common Shares as of the date hereof or during the period commencing sixty (60) days prior to the date hereof.

Except for the PIPE Transaction, there were no other transactions by the Reporting Persons in Common Shares as of November 5, 2025 or during the period commencing sixty (60) days prior to November 5, 2025.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The disclosure set forth above in Item 3 and Item 4 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement, dated November 12, 2025, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Exhibit 2 - Cash/Stablecoin Subscription Agreement, dated as of September 22, 2025, between the Company and each Subscriber (as defined therein) (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on September 22, 2025).

Exhibit 3 - AVAX Subscription Agreement, dated as of September 22, 2025, between the Company and each Subscriber (as defined therein) (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K, filed with the SEC on September 22, 2025).

Exhibit 4 - Asset Management Agreement, dated as of September 18, 2025, between the Company and Hivemind Capital Partners, LLC (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K, filed with the SEC on September 22, 2025).

## Signatures
- Zhang Yechuan: /s/ Yechuan Zhang, Yechuan Zhang (11/12/2025)
- Hivemind Capital Partners, LLC: /s/ Yechuan Zhang, Yechuan Zhang/Authorized Signatory (11/12/2025)
- Hivemind Validation QOZ GP LLC: /s/ Yechuan Zhang, Yechuan Zhang/Authorized Signatory (11/12/2025)
- Hivemind Validation Master Fund LP: By: Hivemind Validation QOZ GP LLC, its general partner, By: Hivemind Capital Partners, LLC, its manager, /s/ Yechuan Zhang, Yechuan Zhang/Authorized Signatory (11/12/2025)